Exhibit 99.2

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s

Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

(This Management Discussion and Analysis, prepared by Management,

has not been reviewed by the Company’s external auditor)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. Certain forward-looking statements in this MD&A include, but are not limited to, the Company’s expansion plans tied to its named growth strategy, and its expectations regarding production capacity and production yields.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve several risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition in the cannabis industry, government regulations and other risks. Readers are encouraged to read the Company’s public filings with Canadian securities regulators which can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com.

NON- IFRS FINANCIAL MEASURES

Management uses certain non-IFRS measures, such as Adjusted EBITDA, to evaluate the performance of the Company’s business. Non-IFRS measures used by Management do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company believes that certain investors and analysts use these measures to evaluate a company’s ability to service debt to meet other payment obligations or as a common measurement to value companies in the cannabis industry. Such metrics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company considers Adjusted EBITDA as a key performance benchmark for both profitability and liquidity including management of working capital and debt service. Adjusted EBITDA is calculated as net income (loss), excluding (i) net finance expenses including interest, (ii) depreciation and amortization, (iii) income taxes, (iv) fair value changes in biological assets and changes in inventory sold, (v) share based compensation, (vi) non-recurring or one-time gains/losses on settlement and/or extinguishment of liabilities, (vii) gain/loss on revaluation, (viii) bad debt expense, and (ix) non-operating expenses (income).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2022, and for the year ended December 31, 2021 (“Financial Statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s Financial Statements can be found under the Company’s profile on SEDAR at www.sedar.com.

This MD&A is intended to assist the reader to better understand the financial condition and key financial results of operations. This MD&A has been prepared in compliance with the requirements of section 2.2.1 of Form 51-102F1, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

Management is responsible for the preparation and presentation of this MD&A and the accompanying Financial Statements, including responsibility for significant accounting judgments and estimates in accordance with IFRS. This responsibility includes selecting appropriate accounting principles and methods and making decisions affecting the measurement of transactions in which objective judgment is required. In discharging its responsibilities for the integrity and fairness of this MD&A and the Financial Statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of the MD&A and Financial Statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

The Financial Statements and this MD&A have been approved by its Board of Directors on November 28, 2022.

Unless otherwise indicated, all financial information in this MD&A is reported in Canadian dollars.

DESCRIPTION OF THE BUSINESS

The Company was incorporated on March 12, 1980, pursuant to the Business Corporations Act, British Columbia. The shares of the Company are traded on the Canadian Stock Exchange under the trading symbol “RWB” and on the OTCQX under the trading symbol “RWBYF”. The Company’s head office is located at 8810 Jane Street, Vaughan, Ontario, L4K 2M9. The Company’s registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company, named MichiCann Medical Inc. (“MichiCann”) completed a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal (“Tidal Subco”). Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.” Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting acquirer.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

On February 7, 2022, the Company received requisite regulatory approvals and acquired a Michigan, USA based company called PharmaCo. Inc. (“PharmaCo”). PharmaCo was granted a Step 1 Prequalification by the Medical Marijuana Licensing Board of the State of Michigan in October 2018 and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries). With the purchase of PharmaCo, the Company acquired three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. Under this new subsidiary, the Company now controls two locations for processing and currently operates eight provisioning centers (dispensaries).

The Company offers a full branded product line of premium cannabis products sold at over 700 retailers throughout Michigan, California, Florida, Missouri, and Massachusetts under the premium Platinum Vape name brand. Platinum Vape product lines include a wide range of disposable and reusable vape cartridges as well as vape pods in a variety of strain-specific flavors and effects; premium craft cannabis-infused chocolates; Gummy Coins based on traditional candy flavors; packaged bulk flower in multiple formats and pre-rolls.

The Company is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida in the United States. The Company owns property in Sanderson, Florida that includes over 15 acres of land and a 110,000 square foot facility for cultivation and a 4,000 square foot freestanding administrative office building. The Company also owns a 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida. A total of nine retail stores are leased throughout the state of Florida of which three are currently operating with another one scheduled to go live in the fourth quarter of 2022 and the first quarter of 2023, respectively. The Company is also licensed in the State of Michigan for both production, processing, and sale of adult recreational use and medical marijuana products in a total of eight outlets. The Company commenced operations in a 15,000 square foot processing facility in Warren, Michigan in January of 2022.

The following table lists the Company’s subsidiaries and percentage of holdings as at the date of this MD&A:

Name of Subsidiary	Jurisdiction	Ownership Percentage	Ownership Percentage
MichiCann Medical Inc.	Ontario, Canada	100%	100%
1251881 B.C. Ltd.	British Columbia, Canada	100%	100%
Mid-American Growers, Inc.	Delaware, USA	100%	100%
RWB Shelby, Inc.	Illinois, USA	100%	100%
Real World Business Integration LLC	Illinois, USA	100%	100%
RWB Michigan, LLC	Michigan, USA	100%	100%
RWB Platinum Vape Inc.	California, USA	100%	100%
Vista Prime Management, LLC	California, USA	100%	100%
GC Ventures 2, LLC	Michigan, USA	100%	100%
RWB Licensing Inc.	British Columbia, Canada	100%	100%
Vista Prime 3, Inc.	California, USA	100%	100%
PV CBD, LLC	California, USA	100%	100%
Vista Prime 2, Inc.	California, USA	100%	100%
Royalty USA Corp.	Delaware, USA	100%	100%
RLTY Beverage 1, LLC	Delaware, USA	100%	100%
RLTY Development MA 1, LLC	Delaware, USA	100%	100%
RLTY Development Orange, LLC	Massachusetts, USA	100%	100%
RLTY Development Springfield, LLC	Massachusetts, USA	100%	100%
Red White & Bloom Florida, Inc.	Florida, USA	77%	77%
RWB Florida, LLC	Florida, USA	77%	77%
PharmaCo, Inc.	Michigan, USA	100%	-

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

GOING CONCERN

RWB Financial Statements and MD&A have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due.

As at September 30, 2022, the Company has accumulated losses of $150,385,618 (December 31, 2021 - $116,877,562) since its inception. For the three and nine months ended September 30, 2022, the Company incurred a net loss of $8,455,562 and $ 36,049,741, respectively, (September 30, 2021 - $5,472,693 and $ 73,809,205, respectively), and had a working capital deficiency of $37,306,865 (December 31, 2021 - working capital deficiency of $55,219,691). As such, there is a material uncertainty related to these events and conditions that may cast significant doubt on the Company's ability to continue as a going concern, and therefore, it may be unable to realize its assets and discharges its liabilities in the normal course of business. The Company’s operations have been historically funded with debt and equity financing, which is dependent upon many external factors and, as such, it may be difficult to rely on additional debt and equity financing when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, management considered all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2022. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. While the Company has been successful in obtaining financing to date, and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of financing within the cannabis industry; increased competition across the cannabis industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

If the going concern assumption were not appropriate for this MD&A or the related Financial Statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the condensed interim consolidated statements of financial position classifications used. Such adjustments could be material.

COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses. Government measures did not materially disrupt the Company’s operations during the nine months ended September 30, 2022. The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown currently, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 may have on the business and financial position. In addition, the estimates in the Company’s condensed interim consolidated financial statements may possibly change in the near term because of COVID-19 and the effect of any such changes could be material, which has and could continue to result in impairment of long- lived assets including intangibles and goodwill. Management is closely monitoring the impact of the pandemic on all aspects of its business.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

OUTLOOK

Although the Company intends to continue to operate in multiple states, making it into what is commonly referred to in the cannabis industry as a Multi-State Operator or “MSO”, the Company has re-focused its efforts on its offering of premium cannabis and CBD brands, including its platform Platinum Vape brand, and on expanding its brand presence in an asset light approach in each US state that it intends to see its brands represented.

The Company continues to extend the availability of the Platinum Vape branded product lines in each state it currently operates in with an expanded focus on LIVE Resin, THC Gummies, and disposable vape products being made available in Michigan for the first time.

As of September 30, 2022, the Platinum Vape brand, in various product categories, is currently available in Michigan and California. In addition, the Platinum Vape brand will soon be available in Missouri and Massachusetts which the Company can now exploit given its executed licensing agreements that will see the Platinum brand made available in these US states by the end of fiscal 2022.

The Company has bolstered its management team with the appointment of Colby De Zen as President and Director, Hans Sommer as General Manager of its Michigan operations, and the addition of Carrie Magee as VP, Finance of the Company.

The Company completed several transactions that strengthened its balance sheet and provided significant operational cost reductions during fiscal 2022.

These actions include, but are not limited to:

•	The sale, and subsequent closing, in April 2022, of its Granville, Illinois property to New Branches, LLC, with a concurrent repayment of $51 million of secured debt and the elimination of another roughly $4 million of operating liabilities.

•	In keeping with its decision to pursue an asset-light model, and given the significant delays experienced in its attempts to close on the previously announced acquisition of a THC license and facility in Shelbyville, Illinois, the Company decided to abandon the strategy of procuring its own THC license in the State of Illinois.

•	On September 15, 2022, the Company completed a debt restructuring as described in Recent Developments below.

RECENT DEVELOPMENTS

On November 21, 2022, the remaining 3,181,250 convertible series I preferred shares issued to former Tidal shareholders were tendered for conversion into common shares of the Company.

On October 7, 2022, the Company disclosed that it had shipped the initial non-THC components to its respective, licensed partners in each of Massachusetts and Missouri that will allow both parties to ramp up production of finished goods for launch in each respective state. The initial offering will include the full suite of Platinum Vape products in exciting new strains, flavors, and formats.

On October 7, 2022, the Company granted an aggregate of 7,100,000 stock options at an exercise price of $0.135 to purchase common shares in the capital of the Company to certain directors, officers, employees, and consultants of the Company pursuant to the Company’s stock option plan.

On September 19, 2022, the Company appointed Colby De Zen as President and as a Director of the Company.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

In September 2022, the Company restructured the terms of certain outstanding notes issued by the Company in the aggregate principal amounts of USD$70,040,000 and $2,120,000 and issued a new convertible debenture in the principal amount of

$17,000,000 (the “Debt Restructure”). Please refer to the Loans Payable and Convertible Debenture section of this MD&A for terms associated with the Debt Restructure.

In September 2022, the Company successfully launched two new Platinum Vape branded products in the state of Michigan; disposable vape, utilizing the acclaimed Skybar platform, and edibles in the form of gummies coins. The products were made available in both its medical and adult use sales channels totaling approximately 300 dispensaries in the state of Michigan.

On June 15, 2022, RWB entered in an agreement with C3 Industries to license their Platinum Vape brand in Missouri and Massachusetts. Subsequent to September 30th, the Company received multiple purchase orders in Missouri.

On April 20, 2022, the Company closed on the sale of its Granville, Illinois greenhouse, associated real estate and certain greenhouse equipment to New Branches LLC of California, an arm’s length purchaser, for a total cash purchase price of $56.1 million (US$ 44.5 million). The Company repaid its secured lender $51.7 million and extinguished other liabilities totaling $3.8 million utilizing the proceeds from the Granville sale. The debt repayment represented approximately 80% of the outstanding balance due to the secured lender and eliminated $6.2 million of annual interest expense associated with the repaid debt.

In concert with the Company’s refocused asset-light, brand rich operating strategy, the Company abandoned its pursuit of a THC license through its previously announced definitive agreement to acquire a cultivation license in Shelbyville, Illinois. As such, it is anticipated that all Illinois operations for the Company shall be reconstituted to a sales and marketing operation focusing on distribution of its premium Platinum Vape™ branded product portfolio. This change in operations will provide the Company with annualized operating cost reductions in excess of $13 million.

On March 31, 2022, the Company announced the debut of Platinum Vape Live Resin in the state of Michigan. Previously only available in California, Platinum Vape Live Resin will be made available in the nearly 300+ Michigan dispensaries that carry Platinum Vape products.

On February 7, 2022, the Company received all regulatory approvals and closed its acquisition of PharmaCo Inc. in an all-stock transaction. The transaction was originally announced on July 27, 2020 (see Acquisitions note).

On January 18, 2022, the Company closed on a lease assignment for a 15,000 sq. ft. manufacturing, processing and distribution facility in Warren, Michigan and was issued both Medical and Adult Use (aka “recreational”) licenses to begin manufacturing medical and adult use cannabis products with all necessary equipment already installed and inspections completed.

ACQUISITIONS

PHARMACO, INC.

On February 7, 2022, the Company completed the acquisition of all the issued and outstanding common shares of PharmaCo, Inc. (the "PharmaCo Acquisition"). PharmaCo is licensed to operate both medical and adult use marijuana dispensaries and cultivation facilities in the state of Michigan. The PharmaCo Acquisition includes eight fully operating dispensaries, two operational indoor cultivation facilities and over twenty owned properties for potential additional cultivation and dispensary locations in the state of Michigan.

In accordance with the Company’s accounting policies and IFRS, the measurement period for the PharmaCo Acquisition shall not exceed one year from acquisition date. Accordingly, the accounting for the PharmaCo Acquisition has only been provisionally determined as at February 7, 2022 and September 30, 2022. The following table summarizes the value of consideration paid on the acquisition date and the provisional allocation of the purchase price to the assets and liabilities acquired based on available information. The Company has yet to determine the fair value of the consideration, assets, and liabilities acquired as part of the PharmaCo Acquisition. Once this has been determined, the provisional allocation values may change. These changes may be material.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

The Company's consideration for the PharmaCo Acquisition was as follows:

a)	The issuance of 37,000,000 common shares of RWB;
b)	The issuance of 37,000,000 Series II Preferred Shares of RWB (each Series II Preferred Share shall be convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022); and
c)	The conversion of $30 million of previously advanced loans to PharmaCo into Series A preferred shares in PharmaCo immediately prior to closing.

The PharmaCo Acquisition was accounted for as a business combination in accordance with IFRS 3. The following table summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities:

$
Consideration paid:
Fair value of call/put options	146,774,493
37,000,0000 share units	38,480,000
Investment in series II preferred shares	38,001,000
Total consideration paid	223,255,493
Net identifiable assets acquired:
Cash	747,226
Accounts receivable	1,159,131
Inventory	5,110,274
Biological assets	579,004
Prepaid expenses	985,202
Other assets	12,092,756
Property, plant and equipment	47,184,451
Right-of-use assets	5,053,167
License	10,133,600
Current liabilities	(37,575,929)
Lease obligation	(5,264,804)
Goodwill	183,051,415
Total net identifiable assets acquired	223,255,493

PharmaCo revenue and net loss for the period ended September 30, 2022, of the acquiree after the acquisition date, as recorded in the condensed interim consolidated statements of loss and comprehensive loss from February 8, 2022, to September 30, 2022, amounted to $25,333,823 and $4,506,443 respectively. If this transaction had closed on January 1, 2022, the Company estimates it would have recorded total revenue of $88,044,635 and a total net loss of $32,963,269, resulting in an increase in revenue of $7,844,627 and an increase in net loss of $1,046,092 for the period ended September 30, 2022.

ACREAGE FLORIDA, INC.

On April 27, 2021, the Company, completed the acquisition of all of the issued and outstanding common shares of Acreage Florida, Inc. (the "Florida Acquisition"). Subsequent to the Florida Acquisition, Acreage Florida Inc. changed its name to Red White and Bloom Florida, Inc. (“RWB Florida”). RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and cultivation facilities in the state of Florida. The Florida Acquisition also includes the sale of property, an administrative office building and 8 leased stores in prime locations throughout the state of Florida.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

The Company's consideration for the Florida Acquisition was as follows:

a)	Aggregate cash consideration of $31,005,829 (US $25,000,000);
b)	5,950,971 common shares of the Company, subject to a 12-month lock-up agreement pursuant to which one-sixth of the common shares will be released each month commencing six-months post-closing;
c)	A 13-month secured promissory note in the principal amount of $22,225,631 (US $18,000,000) bearing interest at 8% per annum; and
d)	A 7-month secured promissory note in the principal amount of $12,347,573 (US $10,000,000) bearing interest at 8% per annum.

The Florida Acquisition was accounted for as a business combination in accordance with IFRS 3. Below summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities assumed:

$
Consideration paid:
Cash	31,005,829
5,950,971 common shares	8,747,927
Secured promissory notes	34,573,204
Total consideration paid	74,326,960
Net identifiable assets acquired:
Cash	344,657
Inventory	379,847
Biological assets	641,633
Prepaid expenses	132,459
Other assets	219,453
Property, plant and equipment	12,213,013
Right-of-use assets	18,126,916
License	49,326,731
Current liabilities	(299,137)
Lease obligation	(18,126,916)
Goodwill	11,368,304
Total net identifiable assets acquired	74,326,960

Revenue and income for the fiscal year ended December 31, 2021, of the acquiree after the acquisition date, as recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 amounted to $1,136,061 and $73,651, respectively. If this transaction had closed on January 1, 2021, the Company estimates it would have recorded revenue of $1,678,587 and a net loss of $108,522, resulting in an increase in revenue of $542,526 and an increase in net loss of $35,171 for the year ended December 31, 2021.

Subsequent to the Florida Acquisition, RWB Florida raised funds by:

•	issuing 4.00% of its membership units for a total cash consideration $3,720,900 (US $3,000,000); and
•	issuing 18.84% membership units for cash consideration of $14,659,287 (US $12,067,209).

In connection with the issuance of membership units and convertible debentures (refer to Financial Instruments, Convertible Debentures note), the Company incurred total financing costs of $1,574,000. Accordingly, $590,296 of this amount was classified as a reduction of the non-controlling interest amount.

As at December 31, 2021, the total non-controlling interest of RWB Florida was 22.84%. During the nine months ended September 30, 2022, $2,541,685 of the loss from RWB Florida was attributable to non- controlling interests.

The total non-controlling interest as at December 31, 2021 amounted to $18,062,258. The total non-controlling interest as at September 30, 2022 amounted to $15,520,573.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

APOPKA, FLORIDA

On August 4, 2021, the Company closed on the acquisition of a 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida for a purchase consideration of:

a)	US $750,000 cash paid on closing;
b)	US $125,000 in the form of a promissory note payable in 5 monthly installments commencing 30 days post-closing; and
c)	Issuance of 1,010,656 common shares of the Company at a price of CDN $1.04 for total consideration of $1,051,082.

This transaction did not meet the definition of business under IFRS 3. Accordingly, it has been recorded as an asset purchase. The consideration paid was allocated to land in the amount of $601,057 and building in the amount of $1,791,703.

DISCONTINUED OPERATIONS

During the year ended December 31, 2021, the Company entered into a letter of intent for the sale of the Granville Facility and completed the sale during the nine months ended September 30, 2022. Accordingly, the entire Granville CGU has been classified as discontinued operations given it is no longer part of the Company's ongoing business. Additional information with respect to the components of income (loss) and cash flows from discontinued operations are as follows:

	3 months ended Sep 30, 2022	3 months ended Sep 30, 2021	9 months ended Sep 30, 2022	9 months ended Sep 30, 2021
	$	$	$	$
Revenue	646	587,661	165,183	2,128,183
Cost of Sales	2,261	1,794,325	256,703	5,885,811
Gross loss	(1,615)	(1,206,664)	(91,520)	(3,757,628)
General and administration	120,227	614,302	2,911,587	3,465,999
Salaries and wages	(132,619)	743,142	902,858	3,374,946
Depreciation and amortization	—	1,110,425	—	3,185,209
Sales and marketing	—	—	—	—
Loss before other expenses (income)	10,777	(3,674,533)	(3,905,965)	(13,783,782)
Other expense (income)
Finance expense	162,498	61,524	8,301	246,099
(Gain) loss on disposal of property, plant and equipment	(5,229)	(624)	(593,575)	(1,218)
Gain on extinguishment of payables	(1,070,046)		(1,070,046)
Other expense (income)	(66,088)	(2,033,810)	(1,666,811)	(2,086,334)
Net loss from discontinued operations	989,642	(1,702,247)	(583,834)	(11,942,329)
Net loss per share, basic and diluted on discontinued operations	(0.01)	(0.01)	(0.01)	(0.06)
	#	#	#	#
Weighted average number of outstanding common shares, basic and diluted	443,042,385	202,152,423	373,050,699	209,484,730

Cash Flows from Discontinued Operations for the 9 months ended Sep 30, 2022	2022	2021
	$	$
Net cash used in operating activities	(3,731,665)	2,644,556
Net cash used in investing activities	—	(310,176)
Net cash used in (provided by) financing activities	(194,454)	(2,099,923)
Change in cash and cash equivalents	(3,930,119)	234,457

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

RESULTS OF OPERATIONS

Below are the key financial results for the three and nine months ended September 30, 2022, and 2021.

	3 months ended Sept 30, 2022	3 months ended Sept 30, 2021	9 months ended Sept 30, 2022	9 months ended Sept 30, 2021
	$	$	$	$
Total revenue	25,543,993	11,202,321	80,993,247	34,813,018
Gross profit	8,208,447	6,863,943	20,794,888	21,011,732
General and administrative	3,188,625	11,920,136	14,707,177	17,909,042
Salaries and wages	3,119,291	3,595,627	12,093,464	7,369,544
Depreciation and amortization	2,364,548	5,522,080	5,237,987	16,144,656
Share based compensation	926,000	1,225,500	1,199,000	8,664,632
Sales and marketing	366,458	601,054	1,402,372	2,119,561
Net loss from operations	(1,756,475)	(16,000,454)	(13,845,112)	(31,195,703)
Net other (income) expenses	4,233,504	(15,002,364)	16,770,223	26,637,028
Net income (loss)	(8,455,562)	(5,472,693)	(36,049,741)	(73,809,205)
Net income (loss) and comprehensive income (loss)	1,320,946	(2,441,794)	(27,651,831)	(71,488,026)
Adjusted EBITDA(i)	3,311,531	24,092,789	(2,985,698)	(32,909,562)
Weighted average number of outstanding common shares, basic and diluted	443,042,385	202,152,423	373,050,699	209,484,730
Net loss per share, basic and diluted	(0.02)	(0.03)	(0.10)	(0.35)
Total assets	470,285,234	536,457,077	470,285,234	536,457,077
Total liabilities	257,061,442	324,992,040	257,061,442	324,992,040
(i)	Refer to Non-IFRS Measures –Adjusted EBITDA

The Company continues to record its operations in Illinois, Mid-American Growers, Inc, (“MAG”), as discontinued operations. Accordingly, the results of ongoing operations for the three and nine months ended September 30, 2022, and 2021 exclude the MAG operations.

COMPREHENSIVE NET (INCOME) LOSS

•	Comprehensive net income for the three-months ended September 30, 2022 totaled $1,320,946, a $3,762,740 or 154% increase when compared to a comprehensive net loss of $2,441,794 for the same period in 2021. Outside of the factors affecting the variance in net income (loss) below, this increase can also be attributed to a $6,745,609 or 223% increase in cumulative translation adjustments (“CTA”) caused, in large part, by the strengthening of the US dollar and its impact on the translation of the Company’s US subsidiaries into the reporting currency.

•	Comprehensive net loss for the nine-months ended September 30, 2022 was $27,651,831, a $43,836,195 reduction in losses from a $71,488,026 the same period in 2021. Outside of the factors affecting the variance in net income (loss) below, this increase can also be attributed to a $6,076,731 or 262% increase in CTA as noted above.

NET (INCOME) LOSS

•	Net loss for the three-months ended September 30, 2022 totaled $8,455,562, a $2,982,869 or 55% increase when compared to the net loss of $5,472,693 from the equivalent period in 2021. The increase in losses is due to a $5,155,599 or 477% increase in foreign exchange losses, along with a $5,558,540 or 287% increase in finance expenses. The increase in finance expense is related to the costs associated with the Debt Restructure undertaken by the Company. These increases are offset by a $12,899,475 or 56% reduction in operating expenses as described below.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

•	Net loss for the nine-months ended September 30, 2022 totaled $36,049,741, a $37,759,464 or 51% decrease from the $78,809,205 loss resulting in 2021. The decrease in losses can be attributed to the loss from discontinued operations regarding the sale of the Granville Facility. In the period ended September 30, 2022, the Company incurred $583,834 in losses from discontinued operations, a $11,358,495 or 95% reduction from the $11,942,329 incurred in the same period in 2021. The decrease is also due to a $17,567,435 or 34% decrease in overall operating expenditures as described in the following sections.

REVENUE

•	Revenue for the three months ended September 30, 2022 was $25,543,993, a $14,341,672 or 128% increase when compared to the $11,202,321 revenues reported for the equivalent 2021 quarter.

•	Revenue increased for the nine months ended September 30, 2022 totaled $80,993,247, a $46,180,229 increase when compared to the $34,813,018 in revenues reported for the equivalent period for 2021.

The increase for both the three and nine months ended September 30, 2022, when compared to the equivalent 2021 periods, can be attributed to Cannabis vape product sales generated by Platinum Vape California, Platinum Vape Michigan, the added sales from the closing of the PharmaCo. transaction in February of 2022, and Cannabis product sales generated by RWB Florida. The increased sales volume was partially offset by lower pricing due to strong price competition in the Michigan marketplace and one-time price discounting associated with the expansion of the Company’s branded product lines.

COST OF SALES

•	Cost of sales for the three months ended September 30, 2022 was $15,871,907, and an increase of $10,532,447 or 197% from $5,339,460 in costs of sales for the same quarter in 2021. This increase is directly attributed to the $14,341,672 or 128% increase in revenue when comparing the two periods.

•	Cost of sales for the nine months ended September 30, 2022 was $55,192,098, an increase of $45,680,336 or 480% compared to $9,511,762 in costs of sales for the same period in 2021. The increase in cost of sales is primarily attributed to the $46,180,221 or 133% increase in sales, generated by Platinum Vape California, RWB Florida and PharmaCo operations.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

•	Gross profit before fair value adjustments for biological assets for the three months ended September 30, 2022, was $9,672,086, a $3,809,225 or 65% increase from $5,339,460 in the same quarter of 2021. The increase is directly related to the 128% increase in sales as mentioned above. The gross margin percentage declined by 14% in the 2022 quarter to 38% when compared to 52% in the same quarter of 2021. The decline can be largely attributed to various levels of price compression in all active markets.

•	Gross profit before fair value adjustments for biological assets for the nine months ended September 30, 2022, was $25,801,149, a $499,893 or 2% increase from the $25,301,256 for the same period of 2021; however, the gross profit margin percentage decreased by 41% from 73% to 32% when comparing to the periods. The decline is attributed to various levels of price compression in all markets and a one-time price discounting associated with the expansion of the company’s branded products.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

GROSS PROFIT

•	Gross profit (including fair market value adjustments) for the three months ended September 30, 2022 was $8,208,447, a $1,344,504 or 20% increase compared to $6,863,943 in gross profits for the same quarter in 2021. The 20% increase was partially due the 128% increase in revenues and mainly due to a $5,011,850 or 98% reduction in fair market value adjustment relating to biological assets moving from unrealized changes in fair value of biological assets of $5,108,191 in Q3 of 2021, to $96,341 in Q3 of 2022.

•	Gross profit (including fair market value adjustments) for the nine months ended September 30, 2022 was $20,794,888, $216,844 or 1% lower than the same period in 2021. This minor decrease is primarily due to the higher cost of sales during 2022 partially offset by higher revenue.

OPERATING EXPENSES

•	Operating expenses for the three-months ended September 30, 2022, totaled $9,964,922, a $12,899,475 or 56% decrease when compared to Operating expenses of $22,864,397 for the same period in 2021. This decrease is highly attributed to a 73% drop in general administration expenses and a 39% decrease in marketing expenditure, reflecting the benefits of the Company’s continuing campaign to rationalize discretionary costs. In addition, largely due to discontinued operations at the Granville Facility, depreciation expense reduced by 68% when comparing the two periods (refer to the Discontinued Operations note).

•	Operating expenses for the nine-months ended September 30, 2022, totaled $34,640,000, a $17,567,435 or 34% decrease when compared to operating expenses of $52,207,435 for the same period in 2021. This decrease is largely attributed to a 68% decline in depreciation and amortization expense due to the discontinued operations at the Granville Facility (refer to the Discontinued Operations note) and an 86% decrease in share-based compensation.

GENERAL AND ADMINISTRATIVE EXPENSES

•	General and administration expenses for the three-months ended September 30, 2022, totaled $3,188,625, a $8,731,511 or 73% decrease when compared to general and administration expenses of $11,920,136 for the same period in 2021. This decrease is largely attributed to the benefits of the Company’s continuing campaign to reduce and/or rationalize discretionary costs.

•	General and administration expenses for the nine-months ended September 30, 2022, totaled $14,707,177, a $3,201,865 or 18% decrease when compared to general and administration expenses of $17,909,042 for the same period in 2021. This decrease is attributed to the factors noted above.

SALARIES AND WAGES

•	Salaries and wages for the three-months ended September 30, 2022, totaled $3,119,291, a $476,336 or 13% decrease when compared to salaries and wages of $3,595,627 for the same period in 2021. This decrease is largely attributed to net attrition within the Company’s workforce during the period.

•	Salaries and wages for the nine-months ended September 30, 2022, totaled $12,093,464, a $4,723,920 or 64% increase when compared to salaries and wages of $7,369,544 for the same period in 2021. This increase incorporates additional costs incurred with the PharmaCo Acquisition.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

FINANCE EXPENSE

•	Net finance expense for the three-months ended September 30, 2022, totaled $7,492,481, a $5,558,540 or 287% increase when compared to the net finance expense of $1,933,941 for the same period in 2021. This increase is largely attributed to costs related to the Debt Restructure.

•	Net finance expense for the nine-months ended September 30, 2022, totaled $18,676,497, a $3,836,590 or 26% increase when compared to finance expense of $14,839,907 for the same period in 2021. This increase is attributed to costs related to restructuring of debt as noted above.

NON-IFRS MEASURES – ADJUSTED EBITDA

Management uses Adjusted EBITDA as a measure to assess the performance of the Company. Adjusted EBITDA comprises net income or loss for the period adjusted for interest and taxes, depreciation, and amortization, as well as non-cash expenses such as share-based compensation, exchange gain/loss, bad debt and other items that are not in the normal course of the business.

The Company has calculated Adjusted EBITDA for the three and nine months ended September 30, 2022, and 2021 as follows:

	3 months ended Sept 30, 2022	3 months ended Sept 30, 2021	9 months ended Sept 30, 2022	9 months ended Sept 30, 2021
	$	$	$	$
Net Income (Loss) for the Period	(8,455,562)	(5,472,693)	(36,049,741)	(73,809,205)
Depreciation and Amortization	2,364,548	5,522,080	5,237,987	16,144,656
Net finance expense	7,492,481	1,933,941	18,676,497	14,839,907
Net income tax expense (recovery)	2,779,402	2,772,356	4,850,572	4,284,145
Fair value of biological assets	(96,341)	(5,108,191)	2,371,637	49,204
Realized fair value of amounts in inventory	1,559,980	4,107,109	2,634,624	4,240,320
Loss on revaluation	—	18,024,683	—	(9,433,740)
Share based compensation	926,000	1,225,500	1,199,000	8,664,632
Foreign exchange	6,276,603	1,088,004	7,629,306	2,110,519
Gain on extinguishment of payables	(1,400,107)	—	(1,400,107)	—
Reversal of license liability	(8,135,473)	—	(8,135,473)	—
Adjusted EBITDA	3,311,531	24,092,789	(2,985,698)	(32,909,562)
(i)	Refer to Non-IFRS Measure

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

BIOLOGICAL ASSETS

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•	Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices

•	Stage of growth - represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date

•	Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant

•	Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested

•	Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labor related to labelling and packaging.

As of September 30, 2022, the Company had biological assets of $2,429,000 (Dec 31, 2021; 5,523,061).

The Company’s biological assets consist of 9,118 plants as of September 30, 2022 (Dec 31, 2021; 10,964). The continuity of biological assets is as follows:

	As at Sept 30, 2022	As at Dec 31, 2021
	$	$
Carrying amount, beginning of period	5,971,336	—
Acquired from PharmaCo acquisition	626,410	—
Acquired from Acreage acquisition	—	641,168
Capitalized cost	11,497,141	4,000,190
Fair value adjustment	1,734,787	3,972,360
Transferred to inventory	(17,400,665)	(3,090,657)
Carrying value, end of period	2,429,009	5,523,061

The Company’s estimates, by their nature, including but not limited to those set out above as level 3 inputs, are subject to changes that could result from volatility of market prices, unanticipated regulatory changes, harvest yields, loss of crops, changes in estimates and other uncontrollable factors that could significantly affect the future fair value of biological assets.

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of Inputs
Selling price per gram	4.67	5.14
Yield by plant	216.27	237.90
Attrition	37.42%	41.17%
Post-harvest costs ($/gram)	2.29	2.52

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company’s Financial Statements for each of the eight most recently completed quarters:

	Revenues	Net Income (loss)	Total Assets	Total Liabilities
	$	$		$
30-Sep-2022	25,543,993	(8,455,562)	470,285,234	257,061,442
30-Jun-2022	27,402,453	(17,646,210)	475,198,417	267,604,002
31-Mar-2022	28,046,801	(11,757,188)	529,680,825	307,212,855
31-Dec-2021	8,249,000	(140,975,000)	446,868,114	250,017,358
30-Sep-2021	11,202,321	(5,472,693)	536,457,077	324,992,040
30-Jun-2021	13,327,814	(11,448,650)	525,626,963	319,055,204
31-Mar-2021	11,823,405	(56,887,862)	405,166,991	238,972,560
31-Dec-2020	14,471,000	(5,960,000)	439,133,197	229,648,418

SUMMARY OF OUTSTANDING SHARE DATA

AUTHORIZED SHARE CAPITAL

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent number of common shares plus an additional 5% common shares for each twelve-month period up to twenty- four months.

COMMON SHARES

Transactions during the nine months ended September 30, 2022, were as follows:

On February 8, 2022, the Company issued 37,000,000 Share Units to acquire 100% of the issued and outstanding shares of PharmaCo, Inc.at a price of $1.02 per Unit for total consideration of $38,480,000. Each Unit consists of one common share and one convertible series II preferred share.

On July 14, 2022, the Company issued 6,004,594 common shares to a debenture holder at a price of $0.19 per share for a total consideration of $1,140,873 in settlement of a derivative liability related to the additional interest payable on convertible debenture.

Transactions during 2021 were as follows:

During the year ended December 31, 2021, the Company issued the following common shares, net of share issuance costs, as a result of acquisition of Acreage, the Apopka asset acquisition, conversion of convertible series II preferred shares, debt settlement, exercise of stock options, exercise of RSUs, exercise of warrants and finance charges.

On April 28, 2021, the Company issued 5,950,971 common shares to acquire 100% of the issued and outstanding shares of Acreage Florida, Inc. at a price of $1.47 per share for total consideration of $8,747,927.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

On August 4, 2021, the Company issued 1,010,656 common shares of the Company at a price of $1.04 per share for total consideration of $1,051,082 for the Apopka, Florida asset acquisition.

During the year ended December 31, 2021, the Company issued an aggregate of 32,290,461 common shares for the conversion of 30,246,040 convertible series II preferred shares. As a result of this exercise, $11,596,682 was transferred from convertible series II preferred shares to common shares.

During the year ended December 31, 2021, the Company issued 7,022,312 common shares at a weighted average price of

$0.46 per common share for an aggregate value of $3,259,469 for the settlement of $5,248,419 of debt. The Company recognized gain of $1,988,950 on this settlement.

During the year ended December 31, 2021, the Company issued 1,375,000 common shares and 1,200,000 convertible series II preferred shares as a result of an exercise of 1,375,000 stock options for gross proceeds of $705,000. The weighted average exercise price of all stock options exercises amounted to $0.41 per common share. As a result of these stock option exercises, an aggregate of $1,078,319 was transferred from contributed surplus to common shares and convertible series II preferred shares.

During the year ended December 31, 2021, the Company issued 3,529,145 common shares pursuant to the exercise of RSUs. The value of these common shares amounted to $3,186,970.

During the year ended December 31, 2021, the Company issued 16,180,195 common shares pursuant to the exercise of warrants for gross proceeds of $15,781,652. As a result of this exercise, contributed surplus in the amount of $4,471,735 was transferred to common shares.

During the year ended December 31, 2021, the Company issued 2,184,385 common shares at a weighted average price of

$1.24 per share for an aggregate amount of $2,704,030 related to debt. This amount was recorded as contra liability on the consolidated statements of loss and comprehensive loss.

CONVERTIBLE SERIES I PREFERRED SHARES

On April 24, 2020, as a result of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to the former Tidal shareholders. On November 21, 2022, the series I preferred shares were tendered for conversion into common shares of the Company.

CONVERTIBLE SERIES II PREFERRED SHARES

During the nine months period ended September 30, 2022, 129,985,275 convertible series II preferred shares were converted into common shares on a 1:1 basis. The Company issued 9,139,864 additional common shares as a dividend upon conversion of convertible series II preferred shares.

During the year ended December 31, 2021, the Company issued and converted the following convertible series II preferred shares, net of share issuance costs, as a result of acquisition of debenture repayment, exercise of stock options and the conversion of convertible series II preferred share. The following table reflects the changes in convertible series II preferred shares during the year ended December 31, 2021.

	Number of shares	Share capital
Debenture repayment	8,445,426	$11,407,946
Conversion to common shares	(30,246,040)	(11,596,682)
Exercise of stock options	1,200,000	879,325
Total	(20,600,614)	$1,067,711

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

During the year ended December 31, 2021, the Company issued 8,445,426 convertible series II preferred shares at a price of

$1.35 per share, and 4,222,713 share purchase warrants with a fair value of $2,509,965 to settle a debenture with an outstanding amount of $9,376,585. As a result of this settlement, the Company recognized a loss in the amount of $4,541,326. $11,407,946 was recorded as convertible series II preferred shares while the remaining $2,509,965 was recorded in contributed surplus.

During the year ended December 31, 2021, the Company issued 1,200,000 convertible series II preferred shares pursuant to the exercise of stock options as in common shares.

During the year ended December 31, 2021, 30,246,040 convertible series II preferred share were converted to 32,290,461 common shares resulting in a transfer between convertible series II preferred shares and common shares in the amount of

$11,596,68.

WARRANTS

The following warrants were outstanding and exercisable at September 30, 2022:

Issue Date	Expiry Date	Price	Exercisable	Life
		$	#	#
February 4, 2021	February 4, 2023	1.20	1,000,000	0.35
May 12, 2021	May 12, 2023	1.15	4,222,713	0.61
Balance at September 30, 2022			5,222,713	0.56

Issue Date	Number of warrants	Weighted average exercise price
	#	$
Balances, December 31, 2020	35,351,000	0.99
Issued	6,816,887	1.12
Exercised	(16,187,684)	1.00
Balances, December 31, 2021	25,980,203	1.16
Expired	(20,757,490)	0.99
Balance, September 30, 2022	5,222,713	1.16

There were no warrants issuances or exercises during the nine months ended September 30, 2022.

During the year ended December 31, 2021, the Company issued an aggregate of 1,594,174 warrants pursuant to exercise of broker warrants issued in a bought deal financing agreement. These warrants are exercisable at the price of $1.00 per unit for a period of 24 months.

On February 3, 2021, the Company issued 1,000,000 warrants in connection with the issuance of debt. The warrants vest immediately and are exercisable at the price of $1.20 per unit for a period of 24 months.

On May 12, 2021, the Company issued 4,222,713 warrants pursuant to the settlement of a debenture as disclosed previously. These warrants are exercisable at the price of $1.15 per unit for a period of 24 months. Fair value of these warrants was determined $2,509,965, and the Company recognized the amount as a loss on the settlement.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

The warrants issued during the year ended December 31, 2021, had a fair value of $3,184,380 valued using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumption	2021 Issuances
Risk-free interest rate	0.30%
Stock price	$1.23
Expected term (in years)	2.00
Estimated dividend yield	N/A
Estimated volatility	91.34%

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the warrant contracts. Stock prices are taken from the closing market price on the warrant grant dates. Terms are stated on each warrant contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical vesting method

STOCK OPTIONS

Options transactions and the number of options outstanding are summarized are as follows:

Issue Date	Number of stock options	Weighted average exercise price
	#	$
Balances, December 31, 2020	13,049,289	1.42
Granted	3,595,000	0.70
Exercised	(1,375,000)	0.51
Cancelled	(1,018,750)	0.40
Balances, December 31, 2021 and September 30, 2022	14,250,539	1.32

Issue Date	Expiry Date	Exercise Price	Stock Options	Weighted Average Life
		$	#	years
Oct 1, 2018 - Dec 21, 2021	Oct 1, 2023 - Dec 21, 2026	0.40 - 0.93	9,483,750	3.36
Jan 15, 2019 - Jul 27, 2020	Feb 4, 2022 - Jul 27, 2025	1.00	2,550,179	1.37
Jun 22, 2018 - Jul 6, 2021	Jun 22, 2023 - Jul 6, 2025	1.10 - 5.44	2,216,610	1.61
Balance, September 30, 2022			14,250,539	2.57

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then issued and outstanding common shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant stock options to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the common shares on the date preceding the option grant date.

The total number of options awarded to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common shares as at the grant date.

The total number of options awarded to any one Consultant in a 12-month period shall not exceed 2% of the issued and outstanding common shares as of the grant date. The total number of Options awarded in any 12-month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding common shares as of the grant date.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

During the three and nine-month period ended September 30, 2022, there were no stock options granted, and 1,018,750 stock options were cancelled.

During the year ended December 31, 2021, the Company granted 3,595,000 stock options to employees and consultants of the Company. Vesting periods range from 0 to 3 years from the grant dates. The weighted average exercise price of these granted stock options was $0.70 per common share.

During the year ended December 31, 2021, an aggregate of 1,375,000 stock options were exercised for gross proceeds of

$705,000, resulting in the issuance of 1,375,000 common shares and 1,200,000 convertible series II preferred shares. The weighted average exercise price of these stock options exercises amounted to $0.51 per common share. As a result of these stock option exercises, an aggregate of $1,078,319 was transferred from contributed surplus to common shares and convertible series II preferred shares.

The options granted during the year ended December 31, 2021, had a fair value of $2,136,275 estimated using the Black- Scholes option pricing model with the following weighted average assumptions:

2021
Risk-free interest rate	1.23%
Stock Price	$0.76
Expected term (in years)	5.00
Estimated dividend yield	N/A
Estimated volatility	88%

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the option contracts. Stock prices are taken from the closing market price on the option grant dates. Terms are stated on each option contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns.

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the option contracts. Stock prices are taken from the closing market price on the option grant dates. Terms are stated on each option contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical vesting method.

RESTRICTED SHARE UNITS

The Company has a restricted share plan (the "RSU Plan") that allows the issuance of restricted share units (“RSU”) and deferred share units (“DSU”) Under the terms of the RSU Plan the Company may grant RSUs and DSUs to directors, officers, employees and consultants of the Company. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the RSU Plan.

During the nine months ended September 30, 2022, 910,000 RSUs were exercised. On January 8, 2022, the Company granted 525,000 RSUs to a consultant of the Company that vested immediately. The Company expensed $273,000 in relation to these RSUs as share-based compensation.

•	During the year ended December 31, 2021 and 2020, the Company had the following RSU issuances:

•	On January 27, 2021, the Company granted 354,645 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.17 per RSU;

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

•	On March 31, 2021, the Company granted 174,500 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On April 1, 2021, the Company granted 500,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On May 5, 2021, the Company granted 500,000 RSUs certain to employees of the Company. These RSUs vested immediately and were valued at $1.30 per RSU;

•	On August 13, 2021, the Company granted 750,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.94 per RSU;

•	On December 22, 2021, the Company granted 135,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.41 per RSU;

•	During the year ended December 31, 2021, 3,529,145 RSUs were exercised resulting in the issuance of 3,529,145 common shares of the Company; and

Total stock-based compensation as a result of the RSU grants during the year ended December 31, 2021, amounted to $2,745,255. As a result of these grants and exercises, $441,715 was transferred from contributed surplus to common shares during the year ended December 31, 2021.

Share based compensation expense amounting to $926,000 (2021- $1,225,500) and $1,199,000 (2021 -$8,664,632) has been recorded during the three and nine-month period ended September 30, 2022, related to the RSUs issued during the periods and the vested options.

RSUs transactions and the number of RSUs outstanding are summarized are as follows:

#
Balances, December 31, 2020	1,500,000
Granted	2,414,145
Exercised	(3,529,145)
Balances, December 31, 2021	385,000
Granted	525,000
Exercised	(910,000)
Balances, September 30, 2022	—

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS MD&A

Issued and outstanding common shares	443,900,084
Series I preferred shares	3,181,250
Warrants outstanding	5,222,713
Stock options outstanding	14,250,539

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

FINANCIAL INSTRUMENTS

CONVERTIBLE DEBENTURES

April 23, 2021 Convertible Debentures

On April 23, 2021, the Company closed a convertible debenture offering of unsecured convertible debenture units of the Company for gross proceeds of $6,235,562 (US $5,000,000) (the "April Debentures"). The April Debentures mature on April 23, 2024 and bear interest at 8% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the April Debentures are convertible into common shares at a conversion price of USD $2.75 per common share of the Company. Upon conversion, the holder will not be entitled to receive accrued interest. The Company may prepay the April Debentures in cash on or subsequent to the first anniversary date.

The April Debentures were determined to be a compound instrument, comprising of a liability and embedded derivative liabilities consisting of a conversion feature and a prepayment option. The fair values of the embedded derivative liability components were measured using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach.

The fair value of the derivative liability in connection with the April Debentures amounted to $495,597 on April 23, 2021. The fair value of the derivative liability in connection with the April Debentures amounted to $49,387 as at December 31, 2021 and $1,586 as at September 30, 2022.

The following range of assumptions were used to value the embedded derivative liabilities during the year ended December 31, 2021 and nine months ended September 30, 2022:

2021
Share price	$0.19 - $1.56
Volatility	80.00% - 97.00%
Credit spread	6.80% - 8.97%
Instrument-specific spread	1.55% - 3.24%
Risk-free rate	0.32% - 2.88%
Term	1.82 - 3.00 years
Discount on lack of marketability	9.89% - 13.37%

June 4, 2021 Convertible Debenture

On June 4, 2021, the Company closed a convertible debenture offering of unsecured convertible debenture units of the Company for gross proceeds of $25,117,892 (US $20,112,015) (the "June Debentures"). The June Debentures mature on June 4, 2024 and bear interest at 8% per annum, accrued monthly and payable at maturity. The outstanding principal amount and accrued interest of the June Debentures are convertible into common shares at a conversion price of US $2.75 per common share of the Company. In connection with the June Debentures, the Company agreed to issue 753,385 common shares on the closing date and on the anniversary date and the second anniversary date, the Company shall issue common shares in an amount equal to 4% of the adjusted principal balance at the volume-weighted average trading price for a period of 15 trading days. The Company has the option to prepay the June Debentures in cash at or after the first-anniversary date. The Company has the option to prepay the June Debentures before the first-anniversary date by paying accrued interest as if no prepayment of principal was paid to the Company. In connection with the June Debentures, the Company incurred finders fees in the amount $983,704, which was capitalized against the June Debentures. $199,934 of this amount was included in interest expense during the year ended December 31, 2021.

The June Debentures were determined to be a compound instrument, comprising of a liability, embedded derivative liabilities consisting of a conversion feature and a prepayment option and a derivative liability related to additional interest payable in a variable number of shares. The fair values of the embedded derivative liability components comprising the conversion feature and a prepayment option were measured using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach. The fair value of the derivative liability and derivative liability related to the additional shares payable on June 4, 2021 amounted to $3,945,251 and $2,935,299, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

As at September 30, 2022, the derivative asset in connection with the June Debentures amounted to $1,539,220 (December 31, 2021 - $1,218,382).

The following range of assumptions were used to value the embedded derivative liability/asset during the year ended December 31, 2021 and nine months ended September 30, 2022:

2021
Share price	$0.19 - $1.56
Volatility	85.00% - 97.00%
Credit spread	6.80% - 8.97%
Instrument-specific spread	2.50% - 7.96%
Risk-free rate	0.32% - 2.89%
Term	1.82 - 3.00 years
Discount on lack of marketability	9.89% - 18.93%

Additional Interest Payable

The fair value of the derivative liability related to the additional interest payable in variable shares was measured using a Monte Carlo simulation based on modelling the stock price using a Geometric Brownian Motion.

On July 14, 2022, the Company issued 6,004,594 common shares to a debenture holder at a price of $0.19 per share for a total consideration of $1,140,873 in settlement of a derivative liability related to the additional interest payable on convertible debenture as disclosed in Note 20.

As at September 30, 2022, the derivative liability related to the remaining additional interest payable amounted to $985,859 (December 31, 2021 - $2,276,714).

The following range of assumptions were used to value this derivative liability:

2021
Share price	$0.19 - $1.56
Volatility	85.00% - 97.00%
Risk-free rate	0.32% - 2.89%
Term	1.82 - 3.00 years
Discount on lack of marketability	0.00% - 13.00%

September 15, 2022 Convertible Promissory Note

On September 15, 2022, the Company completed a comprehensive debt restructuring plan to extend and amend existing debt and to issue new debt via private placement (the “Debt Restructure”). As a result of the Debt Restructure, the Company issued a $17,000,000 convertible promissory note to C-Points Investment Limited (“CPIL”), a related party entity (the “CAD$17,000,000 CPIL Note”). The principal balance will accrue interest at a rate of eight percent (8%) per annum, with the principal and interest due on September 12, 2024. The CAD$17,000,000 CPIL Note may be prepaid in whole or in part, subject to payment of a prepayment penalty in the amount of 7% of the amount of the principal being paid. All payments due are convertible into common shares of the Company at a conversion price of $0.20 per common share.

The CAD$17,000,000 CPIL Note was valued on the closing date in accordance with IFRS 9 and IAS 32. It was determined that the convertible debenture did not contain a derivative liability. As a result, the face value of the CAD$17,000,000 CPIL Note was allocated to the convertible debenture liability and equity components.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

The equity component included in the CAD$17,000,000 CPIL Note represents the residual amount after determining the fair value of the debt liability using an 18% discount rate, allocating $13,795,006 of the amount to the convertible debenture liability and $3,204,994 to the equity component which has been recorded in contributed surplus on the consolidated statement of financial position.

As part of the Debt Restructure, USD$13,000,000 of the proceeds from the CAD$17,000,000 CPIL Note were used to settle debt owing to RGR on an existing USD$19,370,000 loan (Note 18).

The convertible promissory note balance as at September 30, 2022 amounted to $13,919,142.

As of September 30, 2022, the April Debentures and June Debentures have been reclassified from current liabilities to long- term liabilities as these debentures will not be payable within one year from the date of these interim consolidated financial statements.

The total convertible debentures balance as at September 30, 2022 amounted to $46,184,537 (December 31, 2021 - $26,017,720).

CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of

$36,610,075 (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)	Interest at 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and
b)	A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions, and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of

$30,648,517.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B. Non- revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075. As a result, the old bridge financing facility balance was fully paid.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

The obligations under the Amended Facility are due and payable on the earlier of:

a)	the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and
b)	the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

The Company exercised the right to extend the termination date on July 10, 2021, and January 10, 2022 became the revised maturity date. In January 2022, the Lender, through its receiver (PWC), agreed in principal to an amended maturity date subject to the completion of the sale of the MAG assets. The MAG assets were sold and closed on April 14, 2022, with approximately $51.1 million of the proceeds went towards repayment of the obligations to the Lender. Such obligations included the principal balance of the credit facility and any accrued interest classified as accounts payable. On August 16, 2022, the Company and the Lender entered into an amending agreement to extend the termination date to October 31, 2022. The Company is currently in the process of negotiating with the Lender to amend and extend the terms of the Facility.

Accordingly, the outstanding balance at September 30, 2022 has been treated as a current liability.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)	Interest at 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month;
b)	A work fee equal to $1,492,500 during the year ended December 31, 2020; and
c)	A work fee equal to $1,332,075 during the year ended December 31, 2021.

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020, and $657,037 of the work fee was expensed in the year ended December 31, 2021.

During the nine months ended September 30, 2022, the remaining work fee in the amount of $18,001 was recognized as an expense.

The total repayment of the credit facility work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020, and $657,037 of the work fee was expensed in the year ended December 31, 2021.

A continuity of the credit facility balance is as follows:

$
Balances, December 31, 2018 – Original credit agreement	36,610,075
Balance, December 31, 2019	36,610,075
Repaid on January 10, 2020	(36,610,075)
Amended credit agreement	65,490,910
Work fee recognized contra liability	(1,966,043)
Work fee expensed	1,291,005
Balances, December 31, 2020	64,815,872
Work fee recognized as contra liability	(654,909)
Work fee expensed	1,311,946
Balance, December 31, 2021	65,472,909
Accrued interest	2,726,527
Work fee expensed	18,001
Repaid on April 14, 2022	(50,671,482)
Balance, September 30, 2022	17,545,955

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

LOANS PAYABLE

Current loans payables as at September 30, 2022 and December 31, 2021 are as follow:

	As at Sept 30, 2022	As at Dec 31, 2021
		$
Current
Private notes	1,606,930	26,892,612
Acreage acquisition related notes	161,791	24,065,831
Other notes	1,751,527	918,551
Total current	3,520,250	51,876,994
Non-current
Private notes	73,658,922	38,104,234
Acreage acquisition related notes	25,083,810	—
Other notes	5,284,421	—
Total non-current	104,027,153	38,104,234
Total loans payable	107,547,403	89,981,228

On February 4, 2022, the Company entered into a debenture amending agreement with Royal Group Resources Ltd. (“RGR”) in the amount of USD$16,750,000 (the "USD$16,750,000 RGR Note"). The USD$16,750,000 RGR Note consolidated an existing USD$11,500,000 note, along with USD$224,784 in related interest, owing to RGR, and established new funding of USD$4,987,816. The note bears an interest rate of 12%. Blended payments of USD$250,000 are payable monthly, first to interest with the residual to principal. The note matures on January 31, 2023.

On May 27, 2022, the Company entered into a loan extension and amendment agreement with Viridescent Realty Trust, Inc. (the "Extension Agreement") related to the Acreage Acquisition 2 Loan. The Extension Agreement provides for a 60-day extension of the maturity date of the outstanding loan from its original maturity date of May 31, 2022, to an amended maturity date of July 26, 2022. The Extension Agreement also revised the interest rate from 8% to 12.5%, effective May 28, 2022, and required the final payment of USD$469,041 related to the Acreage Acquisition 1. On July 26, 2022, the Company entered into a second amendment to extend the maturity date to August 5, 2022, with no changes to the existing terms. On August 5, 2022, the Company engaged in a final amendment, extending the maturity date to August 19, 2022. The Company settled the Acreage Acquisition Loan 1 on September 13, 2022, with the establishment of a new loan (the "US$18,300,000 Viridescent Loan") and discharging payment of US$2,666,548 comprising of US$2,246,548 in interest accrued to the date of settlement and US$420,000 in principal. US$17,580,000 in principle was settled on execution of the US$18,300,000 Viridescent Loan.

On September 13, 2022, the Company entered into a loan agreement with Viridescent Reality Trust, Inc. (the "US$18,300,000 Viridescent Loan"). US$17,580,000 of the proceeds were applied to settle the Acreage Acquisition Loan 1. The loan also included an administrative fee of US$180,000 and a non-refundable origination discount of US$540,000. Interest is calculated as the greater of a minimum 12.90% base interest rate or 7.40% plus prime. Base interest is payable monthly, with principal and interest above base due on February 12, 2024.

On September 15, 2022, the Company completed a comprehensive debt restructuring plan to extend and amend existing debt and to issue new debt via private placement. Terms of the loans payable incorporated in the debt restructuring were as follows:

a)	Existing debt owing to RGR was consolidated into a new secured USD$25,885,000 promissory note (the "USD$25,885,000 RGR Note") as follows:

•	USD$19,370,020 principal note and USD$2,028,441 in related interest thereon
•	USD$16,750,000 principal note and USD$733,917 in related interest thereon
•	Less: USD$13,000,000 payment made to RGR by the Company
•	Plus: Administrative fee USD$2,622

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

The USD$25,885,000 RGR Note bears an interest rate of 15%, compounded monthly with principal and interest payable on September 12, 2024. The loan is pledged by the Company's interest in its subsidiary, RWB Michigan, LLC.

b)	New debt totaling CAD$2,210,000 (the "CAD$2,210,000 BJMD Note") bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024.

c)	Amendment to extend an existing USD$5,000,000 note plus USD$850,000 in related interest into a new USD$5,850,000 loan (the "USD$5,850,000 OIL Loan") at 12.0% interest rate. Blended monthly payments of USD$250,000 with payments applied first to interest and residual applied to principal. Principal balance September 12, 2024.

d)	New debt totaling USD$6,540,000 (the "USD$5,000,000 SDIL Note" and the "USD$1,540,000 TAII Note) bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024. The USD$5,000,000 SDIL Note, the USD$1,540,000 TAII Note and a USD$2,959,495 outstanding balance owing to RGR on an existing total USD$11,550,000 loan were immediately consolidated into the following new loans:

•	USD$2,887,000 note (the "US$2,887,000 TAII Loan")
•	USD$6,349,000 note (the "USD$6,349,000 SDIL Loan")
•	USD$269,000 note (the "USD$269,000 SIL Loan")

Each of the above 3 notes attracts a 12.5% interest rate, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter any off-balance sheet arrangements during period ending September 30, 2022.

RELATED PARTY TRANSACTIONS

KEY MANAGEMENT COMPENSATION

The following is a summary of related party transactions that occurred during the three and nine-months period ended September 30, 2022 and 2021:

a)	Included in accounts payable and accrued liabilities is $395,473 (September 30, 2021 - $173,010) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.
b)	Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	3-months ended Sep 30, 2022	3-months ended Sep 30, 2021	9-months ended Sep 30, 2022	9-months ended Sep 30, 2021
Consulting fees paid or accrued to a company controlled by a director of the Company	227,299	135,510	708,319	271,020
Salary accrued to management of the company	89,364	37,500	259,387	75,000
Share-based compensation	—	128,830	—	257,660
	316,663	301,840	967,706	603,680
c)	Related party transactions are also disclosed Financial Instruments, Convertible Debentures.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the quarter ended September 30, 2022, and 2021.

COMMITMENTS AND CONTINGENCIES

CLAIMS AND LITIGATION

A third-party consultant worked for the Company in 2017. On or about December 18, 2017, the Company had an oral discussion with the consultant on the compensation of the service the consultant provided. On January 10, 2019, the Company amended the contract, and the consultant signed a full and final release in favor of the Company. Although the Company made full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021. The Company is in the process of finalizing the defense. The Company does not believe that this claim has merit, and it intends to defend the claim.

In the normal course of business, the Company is involved in various legal proceedings, the outcomes of which cannot be determined at this time, and, accordingly, no provision has been recorded in these condensed interim consolidated financial statements. Management believes that the resolutions of these proceedings will not have a material unfavorable effect on the Company's condensed interim consolidated financial statements.

CONTINGENCIES

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, sanctions, restrictions on its operations, or losses of licenses and permits that could result in the Company ceasing operations in that specific state or local jurisdiction. While management believes that the Company is in compliance with applicable local and state regulations at September 30, 2022 and December 31, 2021, cannabis and other regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

On June 4, 2020, the Company acquired certain rights granted from HT Retail Licensing, LLC (“Licensor”) to 1251881 BC Ltd, (“Licensee”), a wholly owned subsidiary of the Company. Under this agreement, the Licensor granted an exclusive, non- transferable, non-assignable right and license to practice High Times Intellectual Property Rights (the “Rights”) related to the Commercialization of Cannabis Products and CBD Products in the Territory - Michigan, Florida and Illinois for Cannabis and in the general US for CBD. The Rights for the State of Florida were denied for use by the OMMU, and the Company did not receive a THC license in the State of Illinois. The first licensing period for Michigan was for a period of 18 months which was completed on December 20, 2021. The Company recorded an accrual of licensing fees commencing on June 4, 2020, up until, and including, December 31, 2021.

During the nine-month period ended September 30, 2022, the Company received a Cease-and-Desist notice from Licensor in respect to the Rights and ceased to be engaged in the manufacturing, sale or licensing of the Rights. Accordingly, the Company reversed the license liability, in the amount of $8,135,473, remaining after February 27, 2022, during the three and nine-month period ending September 30, 2022. The Company has entered into negotiations with respect to any outstanding liabilities to the Licensor and agreed to voluntary non-binding mediation between the Company and the Licensor. To date, the Company has not reached a resolution with the Licensor, as there continues to be a dispute over the amount of licensing fees owned to the licensor and there can be no assurance that a resolution would be favorable to the Company. Notwithstanding the above, the Company’s position remains that there was a failure of the Licensor to perform under the licensing agreements between the parties.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

RISKS AND UNCERTAINTIES

LIQUIDITY RISK AND CAPITAL RESOURCES

The Company’s objectives when managing its liquidity and capital resources are to ensure sufficient liquidity to support its financial obligations and execute its strategic plans while maintaining adequate liquidity reserves and access to capital, in the form of debt and equity.

To date, the Company has had a history of operating losses and of negative cash flow from operations. The Company will remain reliant on debt and capital markets as a source for future funding to meet its ongoing obligations and ensure the continuity of operations. Management is actively pursuing additional sources of financing, but there can be no assurance it will be able to secure the additional financing required for its operations. These factors contribute to material uncertainties that may cause significant doubt as to the Company’s ability to meet its liabilities as they come due.

The Company believes that the current capital resources are not sufficient to pay overhead expenses for the next twelve months and is currently seeking additional funding to fund its expanding operations. The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity.

As at September 30, 2022, the Company had cash and cash equivalents of $8,108,522 (December 31, 2021 - $818,753) available to apply against short-term business requirements and current liabilities of $120,379,024 (December 31, 2021 -

$183,447,737).

As at September 30, 2022, the Company had a working capital deficiency of $37,306,865 (December 31, 2021 - working capital deficiency of $55,219,691). A schedule of the Company’s working capital for September 30, 2022, and December 31, 2021, is follows:

	30-Sep-22	31-Dec-21
	$
Current assets
Cash and cash equivalents	8,108,522	818,753
Prepaid expenses and other assets	1,833,794	3,700,500
Accounts receivable	7,045,767	4,823,696
Biological assets	2,429,009	5,523,061
Inventory	15,931,310	5,991,739
Loans receivable	—	51,129,395
Assets held for sale	—	55,022,520
Derivative asset	1,539,220	1,218,382
Total current assets	36,887,622	128,228,046
Current Liabilities
Accounts payable and accrued liabilities	37,709,399	27,475,664
License liability	—	8,135,473
Convertible debentures	—	26,017,720
Current loans payable	3,520,248	51,876,994
Lease liabilities	1,932,455	640,159
Credit facility	17,545,955	65,472,909
Income taxes payable	13,486,430	3,828,818
Total current liabilities	74,194,487	183,447,737
Working capital	(37,306,865)	(55,219,691)

As at September 30, 2022, the Company had no off-balance sheet arrangements (December 31, 2021; $nil).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

FAIR VALUE

Assets and liabilities measured at fair value on a recurring basis are presented on the Company’s condensed interim consolidated statements of financial position as of September 30, 2022, and December 31, 2021, consisting of cash and cash equivalents, derivative assets, and derivative liabilities.

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, loans payable, and convertible debentures, approximate their carrying values due to the relatively short- term maturity of these instruments.

CREDIT RISK

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Included in the accounts receivable is a credit loss allowance in the amount of $2,153,936 as at September 30, 2022 (December 31, 2021 - $599,990). The Company is exposed to credit risk on its accounts receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on accounts receivable by monitoring the financial performance of debtors.

CURRENCY RISK

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates as liabilities, including accounts payable, are settled. Currency risk is mitigated by timely payments to creditors and monitoring of foreign exchange fluctuations by management. As of September 30, 2022, and 2021, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

INTEREST RATE RISK

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As of September 30, 2022, and 2021, the interest rates on loans payable, and convertible debentures are fixed based on the contracts in place. As such, the Company is interest rate risk is limited to the contract rates stipulated for these financials instruments.

SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING PRONOUNCEMENTS

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

AMENDMENTS TO IAS 1 – CLASSIFICATION OF LIABILITIES AS CURRENT OR NON- CURRENT

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statements of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

AMENDMENTS TO IAS 37 - ONEROUS CONTRACTS AND THE COST OF FULFILLING A CONTRACT

The amendment specifies that "cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can be either incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company's condensed consolidated financial statements.

AMENDMENTS TO IAS 1: CLASSIFICATION OF LIABILITIES AS CURRENT OR NON-CURRENT

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

RISK FACTORS

In addition to the risks identified by management within this MD&A, varying factors could affect actual results significantly from the those discussed herein. These factors are noted in the Company’s most recently filed audited financial statements for the year-ended December 31, 2021. The occurrence of any of such risks, or other risks not presently known to the Company, could materially and adversely affect the Company’s investments, prospects, cash flows, results of operations or financial condition. An investment in the Company should be considered highly speculative.

Please refer to the Company’s annual MD&A for the periods ended December 31, 2021, and 2020, which can be found under the Company’s profile on SEDAR at www.sedar.com.